Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

UNIVAR SOLUTIONS INC.

Univar Solutions Inc., a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”) does hereby certify as follows:

1.The name of the corporation is Univar Solutions Inc. (the “Corporation”).  The date of filing of its original Certificate of Incorporation with the Secretary of the State of Delaware is October 12, 2007 under the name UnivarHoldco, Inc.

2.That the Corporation’s Board of Directors (the “Board”), acting in accordance with the provisions of Section 242 of the DGCL, duly adopted resolutions approving amendments to the Third Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) pursuant to this Certificate of Amendment (the “Amendment”) as follows:

Paragraph (d) of Article FIFTH of the Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

“(d) Subject to any rights of the holders of shares of any class or series of Preferred Stock, if any, to elect additional directors under specified circumstances, a director may be removed from office only for cause and only by the affirmative vote of holders of at least a majority of the votes to which all the stockholders of the Corporation would be entitled to cast in any election of directors or class of directors.”

Article TENTH of the Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

“Article TENTH:

Amendment of Certificate of Incorporation. The Corporation reserves the right to amend, alter or repeal any provision contained in this Third Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed by the DGCL, and all rights herein conferred upon stockholders or directors are granted subject to this reservation, provided, however, that any amendment, alteration or repeal of Article FIFTH, Section (g) or Section (h) shall not adversely affect any right or protection existing under this Third Amended and Restated Certificate of Incorporation immediately prior to such amendment, alteration or repeal, including any right or protection of a director thereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.”

Article ELEVENTH of the Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

“Article ELEVENTH:

Amendment of Bylaws. In furtherance and not in limitation of the powers conferred by law, the Board is expressly authorized to amend, alter or repeal the bylaws of the Corporation subject to the power of the stockholders of the Corporation entitled to vote with respect thereto to amend, alter or repeal the bylaws. Any amendment, alteration or repeal of the bylaws of the Corporation by the Board shall require the approval of a majority of the Board then in office. In addition to any other vote otherwise required by law, the stockholders of the Corporation may amend, alter or repeal the bylaws of the Corporation by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote with respect thereto, voting together as a single class.”

3.That, thereafter, the stockholders gave their approval of the Amendment by written consent in accordance with the provisions of Section 242 of the DGCL.

[Signature Page Follows]

In Witness Whereof, the undersigned has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be duly executed as of May 6, 2021.

Univar Solutions Inc.

By:	/s/Noelle J. Perkins
Name:	Noelle J. Perkins
Title:	Senior Vice President, General Counsel and Secretary